Lipton & Associates LLP
CERTIFIED PUBLIC ACCOUNTANTS

Bernard Lipton, CPA
Alan M. Lipton, CPA

760 Jericho Turnpike
Westbury, NY 11590
(516) 997-4110
Fax (516) 997-0738

ACCOUNTANT'S REPORT

To the Members of
Radio Free Red Hook LLC
(dba Fort Defiance)

We have examined the accompanying statement of certain income and specified operating expenses of Radio Free Red Hook LLC (a New York limited liability company) as of December 31, 2019 and 2020. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1 to the statement of certain income and specified operating expenses, certain income and certain expenses not applicable to the operations of the property as a condominium apartment building have been excluded.



Alan M. Lipton, CPA

Nassau, NY
March 29, 2021

Radio Free Red Hook LLC
(dba Fort Defiance)
Notes to Financial Statements
Year Ended December 31, 2019 & 2020

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Radio Free Red Hook LLC (the "Company") was formed under New York State law on June 15, 2007. The corporate office and operations are located in Brooklyn, NY.

The Company maintains its financial records on a 52 week fiscal year ending on December 31.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand, cash on deposit with financial institutions, and certificates of deposit.

Inventories

Inventories consist primarily of food, beverages and paper goods and are stated at the lower of cost (first-in, first-out method) or market.

Property and equipment

Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the respective assets using the straight-line method of depreciation. Estimated useful lives are generally fifteen to thirty-nine years for buildings and improvements and five to seven years for furniture, fixtures and equipment. Depreciation expense totaled $4,796 in 2019 and $2,745 in 2020.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $8,435.28 in 2019 and $11,321.87 in 2020.

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Long Term Debt

In 2020 the Company received a fully forgive Covid PPP Loan for $261,870. In addition the Company took on a 30 year fixed 3.75% interest rate SBA Loan for $159,900 where the first year is payment free.

Fort Defiance
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Chase Operating - 4532	-23,731.60
1010 Chase - 4540	0.00
1020 Chase Savings - 2503	5,000.50
1040 Cash on Hand	4,000.00
1119 Business Savings	0.00
Total Bank Accounts	**-$ 14,731.10**
Accounts Receivable	
1201 Accounts Receivable	0.00
Total Accounts Receivable	**$ 0.00**
Other Current Assets	
1050 Credit Cards Receivable	
1055 American Express A/R	0.00
1065 MC/Visa A/R	12,583.51
1075 Discover Card A/R	0.00
1085 Stripe Receivable	0.00
Total 1050 Credit Cards Receivable	**$ 12,583.51**
1200 Inventory	15,465.14
1300 Deposits	425.00
1400 Employee Advances	0.00
1700 Loan Receivable	
1710 LR - Gage & Tollner	2,875.51
Total 1700 Loan Receivable	**$ 2,875.51**
Uncategorized Asset	0.00
Total Other Current Assets	**$ 31,349.16**
Total Current Assets	**$ 16,618.06**
Fixed Assets	
1305 Furniture and Equipment	95,552.28
1306 Accum Dep. F&E	-71,202.81
1310 Leasehold Improvements	95,920.83
1311 Accum Dep. Leasehold Improve	-98,665.83
1375 Preopening Expenses	0.00
Total Fixed Assets	**$ 21,604.47**
TOTAL ASSETS	**$ 38,222.53**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	18,102.06
Total Accounts Payable	**$ 18,102.06**
Credit Cards	
2230 Credit Cards	
2234 CC Visa L Rewards 8816	14,293.59
[illegible]	[illegible]

2238 CC MC / 7226 / 8606 / 5226	34,041.00
Total 2230 Credit Cards	**$ 48,344.59**
Total Credit Cards	**$ 48,344.59**
Other Current Liabilities	
2100 Net Payroll Exchange	0.00
2105 941 Payable	0.00
2106 HI Payable	0.00
2107 DI Payable	0.00
2108 DBL Payable	0.00
2110 SWT Payable	0.00
2115 CWT Payable	0.00
2150 Tips Exchange	0.00
2151 Tips Payable	1,741,340.68
2152 Tips Paid	-1,734,419.71
Total 2150 Tips Exchange	**$ 6,920.97**
2180 Gift Certificates Payable	15,880.12
2190 Garnishments Payable	0.00
2200 Loans Payable	0.00
2210 Loan Payable-Sydney Elstran	0.00
2215 Loan Payable-Harry S. Pozycki	4,500.00
2220 Loan Payable-David Frizell	8,150.00
2225 Loan Payable-David Teague	0.00
2250 Loan Payable- NY Bus. Develop	159,900.00
2260 PPP	261,870.00
Total 2200 Loans Payable	**$ 434,420.00**
25500 Sales Tax Payable	7,723.92
2900 Payroll Payable	0.00
2A Payroll Corrections	0.00
Tips Exchange Tips Paid	0.00
Total Other Current Liabilities	**$ 464,945.01**
Total Current Liabilities	**$ 531,391.66**
Total Liabilities	**$ 531,391.66**
Equity	
30800 Owners Draw	0.00
32000 Owners Equity	-127,650.63
Net Income	-365,518.50
Total Equity	**-$ 493,169.13**
TOTAL LIABILITIES AND EQUITY	**$ 38,222.53**
Lipton & Associates LLP	
See Accountant Report	

Fort Defiance
Profit and Loss
January - December 2020

	Total
Income	
4000 Sales	72,860.33
4020 Groceries	321,305.76
4030 Special Event Sales	144,993.40
4040 Food	137,354.37
4050 NA Beverages	10,107.98
4060 Liquor	42,303.15
4070 Beer	9,492.50
4080 Wine	11,969.10
Other Income	118,047.00
4088 Bag of Beans - Coffee Retail	0.00
Total 4000 Sales	**$ 868,433.59**
4090 Promos / Comps / Discounts	-13,412.81
4100 Sales Returns & Allowances	-3,711.33
4900 Tax Exempt - Groceries	50,399.74
Total Income	**$ 901,709.19**
Cost of Goods Sold	
5000 Purchases	
5040 Food	318,809.53
5050 NA Beverage	25,316.08
5060 Liquor	48,156.85
5070 Beer	16,681.42
5080 Wine	32,270.48
OS Labor	15,465.00
Total 5000 Purchases & OS Labor	**$ 456,699.36**
Total Cost of Goods Sold	**$ 456,699.36**
Gross Profit	**$ 445,009.83**
Expenses	
6000 Advertising and Promotion	11,321.87
6010 Bank Service Charges	164.99
6014 Cartage	7,178.13
6016 Clothing & Uniform	216.66
6020 Credit Card Fees	35,950.22
6065 Dues and Subscriptions	8,925.67
6070 Equipment Rental	4,786.08
6071 Flowers & Decorations	7,292.17
6072 Gifts	2,498.00
6100 Insurance	
6080 Liability Insurance	4,166.94
6090 Disability Insurance	997.92
6095 Worker's Compensation	6,610.00

Total 6100 Insurance	$	11,774.86
6110 Interest Expense		3,549.13
6125 Licenses & Permits		2,836.35
6126 Linen Expense		4,710.44
6136 Music		597.94
6142 Payroll Service		4,844.40
6144 Penaties & Fines		300.00
6145 Postage and Delivery		2,303.01
6155 Professional Fees		
6160 Legal		199.95
6165 Accounting		22,530.00
6170 Consultant		8,573.05
Total 6155 Professional Fees	$	31,303.00
6180 Rent Expense		65,365.00
6183 Security		15.67
6185 Repairs and Maintenance		14,153.32
6195 Restaurant Supplies		24,180.42
6196 Paper Goods		16,288.20
6200 Office Expense		
6201 Telephone		4,092.93
6203 Internet		94.65
6204 Storage		705.58
6205 Office Supplies		509.26
Total 6200 Office Expense	$	5,402.42
6250 Travel & Ent		
6255 Meals & Entertainment		1,153.03
6260 Local Transportation		256.15
Total 6250 Travel & Ent	$	1,409.18
6257 Miscellaneous		452.00
6265 Utilities		
6270 Gas & Electric		23,800.80
6275 Water		6,400.00
6282 Exterminator		848.00
Total 6265 Utilities	$	31,048.80
6280 Contract Labor		0.00
6290 Wages & Salaries		380,315.80
6325 FICA Expense		32,858.76
6330 SUI Expense		3,357.16
6335 FUTA Expense		1,619.21
6365 Health Insurance		9,154.47
Total Expenses	$	726,173.33
Net Operating Income	-$	281,163.50
		0.00
		0.00
		0.00
		0.00

Total Other Income	$	0.00
Other Expenses		
8 Guaranteed Payments-St John		81,610.00
Depreciation		2,745.00
Total Other Expenses	$	84,355.00
Net Other Income	-$	84,355.00
Net Income	-$	365,518.50

Lipton & Associates LLP
See Accountants Report


Radio Free Red Hook LLC
Statement of Cash Flow
For the Year Ended December 31, 2020


Cash Flows from Operating Activities:

Net Loss	$ (365,519)
Adjustments to reconcile net income to	
Net cash (used in) operating activities:	
Depreciation	-0-
(Increase) decrease in accounts receivable	(4,888)
(Increase) decrease in inventory	33,633
Increase (decrease) in taxes payable	(140,882)
Increase (decrease) in accounts payable	4,175
Net Cash (used in) operating activities	$ (473,481)
Financing Activities:	
Increase (decrease) in Loans Payable-SBA/PPP	421,770
Net Increase in cash	(51,711)
Cash-January 1, 2020	36,980
Cash-December 31, 2020	$ (14,731)


See Accountants Report


Radio Free Red Hook LLC
Statement of Shareholders Equity
For the Year Ended December 31, 2020

Retained Earnings-Jan. 1, 2020	(127,650)
Less: 2020 Net Loss	(365,519)
Less/Add: Distributions and Contributions	-0-
Retained Earnings-December 31, 2020	$ (493,169)

See Accountants Report

Fort Defiance
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Chase Operating - 4532	22,295.44
1010 Chase - 4540	-10.09
1020 Chase Savings - 2503	8,000.73
1040 Cash on Hand	6,693.86
1119 Business Savings	0.00
Total Bank Accounts	$ 36,979.94
Accounts Receivable	
1201 Accounts Receivable	0.00
Total Accounts Receivable	$ 0.00
Other Current Assets	
1050 Credit Cards Receivable	
1055 American Express A/R	0.00
1065 MC/Visa A/R	7,696.28
1075 Discover Card A/R	0.00
Total 1050 Credit Cards Receivable	$ 7,696.28
1200 Inventory	49,097.87
1400 Employee Advances	0.00
1700 Loan Receivable	
1710 LR - Gage & Tollner	0.00
Total 1700 Loan Receivable	$ 0.00
Total Other Current Assets	$ 56,794.15
Total Current Assets	$ 93,774.09
Fixed Assets	
1305 Furniture and Equipment	71,202.81
1306 Accum Dep. F&E	-71,202.81
1310 Leasehold Improvements	95,920.83
1311 Accum Dep. Leasehold Improve	-95,920.83
1375 Preopening Expenses	0.00
Total Fixed Assets	$ 0.00
TOTAL ASSETS	$ 93,774.09
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	39,091.50
Total Accounts Payable	$ 39,091.50
Credit Cards	
2230 Credit Cards	

2234 CC Visa L Rewards 8816		0.00
2236 CC Visa / 0343 / 2916 / 2189		10.00
2238 CC MC / 7226 / 8606 / 5226		23,171.00
Total 2230 Credit Cards	$	23,181.00
Total Credit Cards	$	23,181.00
Other Current Liabilities		
2100 Net Payroll Exchange		0.00
2105 941 Payable		0.00
2106 HI Payable		0.00
2107 DI Payable		0.00
2108 DBL Payable		0.00
2110 SWT Payable		0.00
2115 CWT Payable		0.00
2150 Tips Exchange		0.00
2151 Tips Payable		1,644,607.63
2152 Tips Paid		-1,631,389.92
Total 2150 Tips Exchange	$	13,217.71
2180 Gift Certificates Payable		14,298.03
2190 Garnishments Payable		0.00
2200 Loans Payable		0.00
2210 Loan Payable-Sydney Elstran		0.00
2215 Loan Payable-Harry S. Pozycki		4,500.00
2220 Loan Payable-David Frizell		8,150.00
2225 Loan Payable-David Teague		0.00
2250 Loan Payable- NY Bus. Develop		0.00
Total 2200 Loans Payable	$	12,650.00
25500 Sales Tax Payable		84,509.45
2900 Payroll Payable		20,177.90
2A Payroll Corrections		0.00
2B Payroll Refunds		0.00
New York State Sales Tax Payable		0.00
Sales Tax Agency Payable		0.00
Tips Exchange Tips Paid		0.00
Total Other Current Liabilities	$	144,853.09
Total Current Liabilities	$	207,125.59
Total Liabilities	$	207,125.59
Equity		
30800 Owners Draw		0.00
32000 Owners Equity		-111,917.73
Net Income		-1,433.77
Total Equity	-$	113,351.50
TOTAL LIABILITIES AND EQUITY	$	93,774.09

Lipton & Associates LLP
See Accountants Report

Total Accounts Payable	$	18,102.06
Credit Cards		
2230 Credit Cards		
2234 CC Visa L Rewards 8816		14,293.59
2236 CC Visa / 0343 / 2916 / 2189		10.00
2238 CC MC / 7226 / 8606 / 5226		34,041.00
Total 2230 Credit Cards	$	48,344.59
Total Credit Cards	$	48,344.59
Other Current Liabilities		
2100 Net Payroll Exchange		0.00
2105 941 Payable		0.00
2106 HI Payable		0.00
2107 DI Payable		0.00
2108 DBL Payable		0.00
2110 SWT Payable		0.00
2115 CWT Payable		0.00
2150 Tips Exchange		0.00
2151 Tips Payable		1,741,340.68
2152 Tips Paid		-1,734,419.71
Total 2150 Tips Exchange	$	6,920.97
2180 Gift Certificates Payable		15,880.12
2190 Garnishments Payable		0.00
2200 Loans Payable		0.00
2210 Loan Payable-Sydney Elstran		0.00
2215 Loan Payable-Harry S. Pozycki		4,500.00
2220 Loan Payable-David Frizell		8,150.00
2225 Loan Payable-David Teague		0.00
2250 Loan Payable- NY Bus. Develop		159,900.00
2260 PPP		261,870.00
Total 2200 Loans Payable	$	434,420.00
25500 Sales Tax Payable		7,723.92
2900 Payroll Payable		0.00
2A Payroll Corrections		0.00
Tips Exchange Tips Paid		0.00
Total Other Current Liabilities	$	464,945.01
Total Current Liabilities	$	531,391.66
Total Liabilities	$	531,391.66
Equity		
30800 Owners Draw		0.00
32000 Owners Equity		-127,650.63
Net Income		-365,518.50
Total Equity	-$	493,169.13
TOTAL LIABILITIES AND EQUITY	$	38,222.53

Lipton & Associates LLP

See Accountant Report

Fort Defiance
Profit and Loss
January - December 2019

	Total
Income	
4000 Sales	
4030 Special Event Sales	59,589.96
4040 Food	951,805.68
4050 NA Beverages	61,705.74
4060 Liquor	317,661.53
4070 Beer	89,104.28
4080 Wine	89,988.49
4087 T-Shirt - Retail	430.00
4088 Bag of Beans - Coffee Retail	245.00
Total 4000 Sales	$ 1,570,530.68
4090 Promos / Comps / Discounts	-39,877.91
Total Income	$ 1,530,652.77
Cost of Goods Sold	
5000 Purchases	
5040 Food	291,922.70
5050 NA Beverage	36,978.89
5060 Liquor	85,945.40
5070 Beer	18,909.32
5080 Wine	41,967.38
OS Labor	122,490.00
Total 5000 Purchases & OS Labor	$ 598,213.69
Total Cost of Goods Sold	$ 598,213.69
Gross Profit	$ 932,439.08
Expenses	
6000 Advertising and Promotion	8,435.28
6010 Bank Service Charges	394.58
6014 Cartage	14,036.20
6016 Clothing & Uniform	17.62
6020 Credit Card Fees	39,974.57
6025 CC Merchant Fee Deduction	-28,415.38
6050 Contributions	625.00
6055 Depreciation Expense	4,796.07
6065 Dues and Subscriptions	8,208.97
6070 Equipment Rental	7,482.62
6071 Flowers & Decorations	9,839.35
6072 Gifts	1,621.79
6100 Insurance	
6080 Liability Insurance	6,546.62
6090 Disability Insurance	136.74
6095 Worker's Compensation	13,225.00

Total 6100 Insurance	$	19,908.36
6110 Interest Expense		4,581.21
6125 Licenses & Permits		8,244.92
6126 Linen Expense		12,920.46
6136 Music		580.76
6142 Payroll Service		2,287.41
6144 Penaties & Fines		1,200.00
6145 Postage and Delivery		2,578.13
6155 Professional Fees		
6165 Accounting		17,200.00
6170 Consultant		20,784.25
Total 6155 Professional Fees	$	37,984.25
6180 Rent Expense		67,320.00
6185 Repairs and Maintenance		29,512.93
6195 Restaurant Supplies		26,238.45
6196 Paper Goods		17,548.74
6200 Office Expense		
6201 Telephone		4,059.45
6204 Storage		624.61
6205 Office Supplies		1,272.74
Total 6200 Office Expense	$	5,956.80
6250 Travel & Ent		
6255 Meals & Entertainment		1,494.47
6260 Local Transportation		500.16
Total 6250 Travel & Ent	$	1,994.63
6265 Utilities		
6270 Gas & Electric		26,072.50
6275 Water		17,847.00
6282 Exterminator		2,224.00
Total 6265 Utilities	$	46,143.50
6290 Wages & Salaries		464,830.52
6325 FICA Expense		56,215.81
6330 SUI Expense		4,005.94
6335 FUTA Expense		1,279.95
6355 NYC Transit Tax		0.00
6365 Health Insurance		13,472.67
Miscellaneous		3,588.00
Total Expenses	$	894,910.11
Net Operating Income	$	37,528.97
Guaranteed Payments-St John		34,166.74
Depreciation		4,796.00
Total Other Expenses	$	38,962.74
Net Other Income	-$	38,962.74
Net Income/Loss	-$	1,433.77

Lipton & Associates LLP

See Accountants Report

Radio Free Red Hook LLC
Statement of Cash Flow
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:

Net Loss	$ (1,434)
Adjustments to reconcile net income to	
Net cash (used in) operating activities:	
Depreciation	-0-
(Increase) decrease in accounts receivable	(1,376)
(Increase) decrease in inventory	1,984
Increase (decrease) in taxes payable	(1,567)
Increase (decrease) in accounts payable	6,323
Net Cash (used in) operating activities	$ 3,930
Financing Activities:	
Increase (decrease) in Loans Payable-	-0-
Net Increase in cash	3,930
Cash-January 1, 2019	33,050
Cash-December 31, 2019	$ 36,980

See Accountants Report

Radio Free Red Hook LLC
Statement of Shareholders Equity
<u>For the Year Ended December 31, 2019</u>

Retained Earnings-Jan. 1, 2019	(126,216)
Less: 2019 Net Loss	(1,434)
Less/Add: Distributions and Contributions	-0-
Retained Earnings-December 31, 2020	$ <u>(127,650)</u>